

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

February 21, 2017

Mr. Yang Jie
Chairman and CEO
China Telecom Corporation Limited
31 Jinrong Street, Xicheng District
Beijing, People's Republic of China

> **Re: China Telecom Corporation Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Response dated December 2, 2016**
> **File No. 001-31517**

Dear Mr. Yang Jie:

We have reviewed your December 2, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 4, 2016 letter.

Form 20-F for the Fiscal Year Ended December 31, 2015

2. Disposal of Certain Telecommunications Towers and Related Assets, page F-10

1.   We have reviewed your response to prior comment one. Please address each of the following.

    a) Please provide us with the background and the laws and/or regulations which resulted in the government-backed initiative to centralize the telecommunication tower assets in the PRC.

b) Please identify who is responsible for carrying out the PRC's telecommunication asset centralization.

c) Please explain how the laws and/or regulations that resulted in the centralization of the telecommunication assets in China impact you.

d) Please explain why you participated in the formation of China Tower. Specifically indicate if your participation was mandated by law, regulation or by your ultimate controlling shareholder.

e) Please tell us if you had the ability to not participate in the asset centralization. If you had decided to not participate, please tell us how that decision would have impacted you. Address, without limitation, any monetary impact, your access to telecommunication infrastructure, your ability to operate in the telecommunications industry and your ability to build new telecommunication infrastructure assets, including towers.

f) Please describe the governance structure of China Tower, including your role and authority in your capacity as a shareholder and a major customer, as well as each party that will have as seat on China Tower's board of directors. Additionally, please tell us if China Tower can be unilaterally dissolved by the PRC or any of its directly or indirectly controlled entities.

g) Please tell us the key terms of each contract that is related to the sale of your telecommunication infrastructure and your subsequent use of that infrastructure. In addition tell us when those agreements were finalized. Without limitation, specifically address the asset sale agreement, the asset lease agreements and the tower network restructuring arrangement.

2. We note your response to prior comment one where you state, "The terms of the transaction were conducted on terms comparable to the terms of transactions with other entities that were not government-related." However, in your response to comment two you state, "there was no market transactions with comparable scale in the domestic market... the Company was not able to identify a transaction price under transactions with similar scale and similar assets to determine the fair value of Tower Assets by adopting the market method." These two statements appear to be inconsistent with each other. Please clarify. Also, if there are no market transactions with comparable scale in the domestic market, tell us what evidence you have that the transactions were entered into at market terms. We refer to paragraph B4(a) of IFRS 13.

3.   We have reviewed your response to prior comment two. Please address each of the
        following.

   a)   You state that China Tower was founded in July 2014 and as of the date of the
        transaction, October 2015, it did not carry out substantial business. Please explain the
        nature and extent of the business China Tower carried out from its formation in 2014
        through October 2015, the date of the transaction.

   b)   We note news articles from as early as July 2015 that indicate China Tower was
        contemplating a private placement and/or initial public offering. Please tell us if
        China Tower estimated its fair value at any time between its formation in 2014 and
        the finalization of the lease terms in July 2016. If China Tower did estimate its fair
        value, how did that fair value compare to the RMB 1 share price used in the asset
        transfer transaction.

   c)   You state that China Reform Holding Corporation Limited ("CRHC") is a third party
        investing company. Please tell us who owns and controls CRHC. Additionally please
        indicate if it is a related party. We note news articles that state that CRHC is a
        wholly-owned subsidiary of China's State-owned Assets Supervision and
        Administration Commission. If CRHC is a related party, please tell us how you
        determined that the cash subscription by CRHC for new shares issued by China
        Tower at the stock price of RMB1 per share was entered into at market terms.

   d)   Please tell us the name of the independent qualified appraiser that performed that
        valuation of the tower assets and its relationship with the PRC, including any of its
        agencies, and your independent accountants.

   e)   Please explain why the "replacement cost" valuation method was used. Please address
        IFRS 13.B9, which describes the replacement cost and how it is used.   Specifically
        address how the valuation of only the tower assets using the replacement cost capture
        the other aspects of the China Tower business, such as synergies and economies of
        scale.

   f)   We note your reference to paragraphs 27 and 29 of IFRS 13 with respect to highest
        and best use. We note that paragraph 29 of IFRS 13 states that an entity's current use
        of a non-financial asset is presumed to be its highest and best use unless market or
        other factors suggest that a different use by market participants would maximize the
        value of the asset. In your circumstance, the government-based initiative to centralize
        the telecommunication infrastructure appears to have changed how the value from
        these assets will be determined. Please support your conclusion that your use of the
        replacement cost method yields a fair value measure that reflects the highest and best
        use of the tower assets, which would appear to need to reflect the requirements of the
        government-based initiative.

g) We note your statement in your response that "the consideration of the Tower Assets Disposal as well as the daily operation of the Company was determined upon negotiations on an arm's length basis, and the terms of the transaction were conducted on terms comparable to the terms of transactions with other entities that were not government-related." We note that the asset transfer to China Tower was recorded in October 2015 and the lease terms were not finalized until July 2016.

- Please explain why you entered into a transaction without knowing how much it will cost you to use the telecommunication assets.

- Explain if you were able to determine that the transaction would be economically beneficial to you.

- Tell us if you have any remedies if your cost to use the telecommunication assets is or becomes uneconomic.

- Explain how you were able to determine if you entered into an onerous contract if the terms of your transaction were still under negotiation at the time you recorded it. Specifically address paragraphs 10 and 66 through 69 of IAS 37.

4. We note your response to prior comment three. Please address each of the following.

a) Please further explain how the sharing of the use of the towers by each of the Telecom Operators will be determined during the service period.

b) Tell us how you determined that your arrangement to use China Tower's tower products is, or contains, a lease. Refer to IAS 17 and IFRIC 4.

c) Please tell us more information about the share rate and how it is used in the lease contract(s). You state that you took into account the share rate of the Tower Assets with the other two Telecom Operators when calculating the present value of minimum lease payments. Notwithstanding the comment above, please further explain how you utilized the share rate in your calculation and your basis for using the share rate to determine the fair value of minimum lease payments. Refer to IAS 17.4.

d) Tell us if there is one lease agreement for all of the Tower Assets, or individual leases for each tower.

e) Tell us the degree to which you lease the towers that you previously owned, and whether you also lease any portion of the towers previously owned by China Mobile and China Unicom.

f) Please provide us with an example of a lease contract with China Tower.

g) Please explain how the centralization of the telecommunication assets into China Tower changes your access to your previously owned telecommunication assets as well as telecommunication assets previously owned by others.

h) Clarify if your lease contracts provide you with the access and use of telecommunication assets that is equitable when compared to your competitors.

You may contact Inessa Kessman, Senior Staff Accountant, at 202-551-3371 or Terry French, Accounting Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications